Filed by Kensington Capital Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. VI

Commission File No. 001-43176

Date: August 18, 2026

The following is an unofficial transcript of Bloomberg TV’s “Open Interest” segment with Nth Cycle, Inc.’s (“Nth Cycle”) CEO and co-founder, Megan O’Connor.

Bloomberg Video Transcript

America’s Critical Minerals Push Accelerates

Source: Bloomberg (bloomberg.com/news/videos/2026-08-17/america-s-critical-minerals-push-accelerates-video)

Speakers: Dani Burger, Bloomberg; Megan O’Connor, Co-Founder & CEO, Nth Cycle

Cleaned from auto-generated captions — not an official transcript

[0:00] Dani Burger: It is time now for our Metal Spotlight, and the US is putting $3 billion behind its push for critical minerals as it looks to rely less on China. Nth Cycle is focused on a key part of that supply chain — domestic refining — and is planning to go public through a SPAC merger. Joining us now is co-founder and CEO Megan O’Connor, who met with the White House last week.

[0:19] Dani Burger: Megan, let’s start with the de-SPACing, the SPAC merger. Why go public at this moment? And why do it via a SPAC?

[0:30] Megan O’Connor: Yes, so thanks so much for having me on today. First, before I answer that question of why we decided to go public via a SPAC, I just want to take a few minutes to talk about who we are at Nth Cycle.

[0:38] So I think everyone is really familiar with critical minerals — things like cobalt, nickel, lithium, copper, rare earths, right — they power our everyday lives. They’re in our smartphones, our laptops, our EVs. They power strategic industries like AI and our defense space. And because of that, there’s this massive push to onshore these critical mineral supply chains.

[0:53] And so you’ve seen a tremendous amount of investment going into the critical mineral mining space, as well as historically the recycling space. But still today, over 85% of the world’s critical minerals are actually refined over in China. And this is a tighter grip than OPEC ever had on oil, for just this particular step of refining.

[1:12] So we still have this massive bottleneck that we have to fill to actually turn these feedstocks that we have in the mining and recycling space into something usable again. And that’s really where Nth Cycle comes in.

[1:24] Similar to how — I like to use the analogy of crude oil — crude oil is unusable without the refining step into the products that we know really well. Nth Cycle is filling that gap, working with both mining companies and recycling companies to turn those feedstocks into something usable again. We developed a technology to do this in a faster, cheaper, and cleaner way — as efficiently and cost-effectively as possible.

[1:49] And so the reason that we decided to go public via SPAC is to partner with a fantastic partner like Kensington, who has a tremendous amount of experience both in taking companies public as well as in the automotive space. And so it’s a way for us to raise the amount of capital that we need to go and deploy the refining capacity that is needed, again, to truly onshore these supply chains.

[2:08] Dani Burger: Well, as I mentioned, Megan, you were also in DC on Friday in a meeting with the White House over critical minerals. Part of what they announced was that 100% of US black mass will remain domestic starting August 27. Again, this is one of the things that you’re refining. Why is that necessary — is it a necessary step for the White House to make this intervention to make sure that refining stays in the United States?

[2:34] Megan O’Connor: Absolutely. So I think this is a tremendous signal from the administration that both mining feedstocks and recycling feedstocks are needed to truly, again, support these supply chains and get as many of these minerals as we possibly can. And part of that policy framework is keeping those recycled feedstocks, like black mass — which is a shredded form of lithium-ion batteries — here domestically, and that is one of the key areas that Nth Cycle is building capacity for.

[2:57] Dani Burger: The administration is also committing over $2 billion in battery grants and $3 billion in loan programs. How important is it that this industry gets backing from the United States, considering, to some degree, you are taking on the behemoth of China, which heavily subsidizes their supply of critical minerals and refining?

[3:18] Megan O’Connor: I think it’s tremendously important, and I think we’re starting to see, again, over the past eighteen to twenty-four months, the push from the government to really do this. And we’re seeing that both in the policy framework — like you said, as part of the domestic sale requirement, or export controls as some people call them, for things like black mass, to help fight against Chinese market manipulation — but then also the investment to try to get this capacity online, and not just the refining capacity, but also in the mining space and the recycling space.

[3:45] We need all these minerals to be pulled out of the ground and turned into something usable again, to really onshore these supply chains. And so we’re very excited to see just the sheer amount of support that the US government is giving this space.

[3:54] Dani Burger: Megan, I’ve only got a minute here, but I’d be interested to know — you talk about how your process is more efficient. I know you have a modular machine called the Oyster. Again, if you can, just in a minute, describe how exactly that works and why that is maybe more efficient or better than what currently exists.

[4:09] Megan O’Connor: Absolutely. So the way that refining works overseas for these minerals is they use lots of chemicals like acids and bases. That generates a lot of waste. It can be very, very expensive, which is why it’s been so difficult to translate here in the West historically.

[4:18] And Nth Cycle’s Oyster system produces those same chemicals, but using electricity. So we’re producing them when we need them, where we need them, and only as much as we need — which gives us all the advantages I talked about before, in terms of reducing the overall capital intensity by up to 70%,

[4:34] deploying this in as little as two years, where typically you would see refining capacity take somewhere from five to ten years to come online — and then in a much cleaner fashion, which again helps us get through the permitting process much faster.

[4:46] And so, again, we’re trying to build not just across battery minerals, but rare earths and copper, as fast as we possibly can.

On August 18, 2026, Nth Cycle, a party to the proposed Business Combination (as defined below) with Kensington (as defined below) shared the following post on its social media account:

Bloomberg TV Social Media Post

Our CEO and co-founder Megan O’Connor joined Dani Burger on Bloomberg TV’s “Open Interest” segment yesterday to break down the future of critical mineral security and domestic refining. Key takeaways include Washington’s push to keep the country’s black mass on U.S. soil and level the playing field to compete with China’s near monopoly on processing our resources. Megan also shared how Nth Cycle is aligned with policy requirements and the accelerated build-out to end that reliance, outlining the speed and cost advantages being designed into the OYSTER system and the company’s plans to go public through a business combination with Kensington Capital Acquisition Corp. VI.

#criticalminerals #EnergySecurity #NationalSecurity #USManufacturing

https://www.bloomberg.com/news/videos/2026-08-17/america-s-critical-minerals-push-accelerates-video

On August 18, 2026, Nth Cycle’s CEO and co-founder, Megan O’Connor, posted on social media:

Thank you to Dani Burger for having me join her “Open Interest” segment on Bloomberg TV yesterday. It was a great conversation covering American critical mineral independence and recent federal policies to build refining capacity that keeps our resources and their economic value at home. This is a mission that drives our team every day. By producing the materials needed for our most strategic industries, we’re unlocking the supply chain our country needs for the future and depends on.

Additional Information

The business combination (the “Business Combination”) between Kensington Capital Acquisition Corp. VI (“Kensington”) and Nth Cycle, Inc. (“Nth Cycle”) will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington intends to file a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 (the “Securities Act”) and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Nth Cycle following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This communication contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.